Mail Stop 4561

September 12, 2007

Mr. John G. Copeland
Executive Vice President and Chief Financial Officer
First M&F Corporation
134 West Washington Street
Kosciusko, MS 39090

      Re: First M&F Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and
              June 30, 2007
              File No. 000-09424

Dear Mr. Copeland:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               John P. Nolan
               Accounting Branch Chief